SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company

MINUTES OF THE SPECIAL SHAREHOLDERS’ MEETING
HELD ON JANUARY 20, 2011.

1. DATE, TIME AND PLACE OF THE MEETING: Special Shareholders’ Meeting instated and held on January 20, 2011, at 10:00 a.m., on Av. Roque Petroni Junior, n° 1464, térreo, Auditório, Morumbi, in the Capital of the State of São Paulo.

2. CALLING: The meeting was called by a call notice published in the State of São Paulo Official Gazette (Corporate Section – page 9) and its related Re-ratification, published in the same gazette (Corporate Section – pages 4, 10 and 9, respectively) in the issues of January 5, 6 and 7, 2011 and in Valor Econômico (pages B7) in the issue of January 04, 2011 and its re-ratification published in pages A7, B5 and D9, in the issues of January 5, 6, 7, 8 and 9, 2011, with due regard to the timeframes provided for in art. 124 of the Corporation Law, as amended by Law 10.303/01 and other applicable CVM Instructions.

3. AGENDA:

(a) To elect a member to the Statutory Audit Committee and the respective deputy member for supplementing the number of committee members and completing the term of office;

4. ATTENDANCE: The meeting was attended by shareholders representing more than 88.91% of the common shares, as per the records and signatures in the Shareholders’ Attendance Book.

5. PRESIDING BOARD: Breno Rodrigo Pacheco de Oliveira – Chairman and Michelle Morkoski Landy – Secretary.

6. RESOLUTIONS:

Starting with the business of the meeting, the Chairman explained that the minutes of the Meeting would be drawn-up as a summary of the facts occurred, containing solely a transcript of the resolutions made, as permitted in article 130, §1 of Law no. 6404/76 (“Corporation Law”), and informed that documents or proposals, voting statements or dissents regarding the matters to be decided should be submitted in writing to the Presiding Board which, for such purpose, would be represented by the Secretary.

Further, the Chairman explained that the documents and information relating to the matters to be discussed in this Meeting are available to the shareholders at the head-office of the Company, as well as in the websites of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and of the BM&F Bovespa S.A. – Stock, Commodities and Futures Exchange (www.bovespa.com.br), since the publication of the Call Notice, in conformity with the provisions in the Corporation Law and in CVM Instruction no. 481/2009.

The shareholders reviewed the matter contained in the Agenda and decided:

(a) by unanimous vote, to elect the following members to the Statutory Audit Committee of the Company: as permanent member, Mr. Juarez Rosa da Silva, Brazilian, accountant, enrolled with the CPF/MF under n° 185.813.400-59, resident and domiciled in the city of Canoas/RS, with business address at Avenida Roque Petroni Junior, n° 1464, Morumbi, São Paulo/SP, CEP 04707-000, and, as deputy member, Mr. Hério Paulo S. Andriola, Brazilian, accountant, enrolled with the CPF/MF under n° 410.353.800-72, resident and domiciled in the city of Porto Alegre/RS, with business address at Avenida Roque Petroni Junior, n° 1464, Morumbi, São Paulo/SP, CEP 04707-000, having in regard the resignation of Mrs. Fabiana Faé Vicente Rodrigues from the office of permanent member, whose letter or resignation was presented to the shareholders attending the meeting and is filed with the head-office of the Company. The term of office of the Member of the Statutory Audit Committee now elected shall begin as of this date and shall end on the date of the 2011 General Shareholders’ Meeting. Notwithstanding the foregoing, the persons elected herein declared not to have been charged of any of the crimes provided for in the law or to be a defendant in administrative or judicial proceedings which might prevent them from exercising the respective offices.

7. APPROVAL AND SIGNATURES: After all the matters of the agenda were decided, the minutes were read, approved and signed. It has been recorded in the minutes that, according to §2 of article 130 of Law no. 6404/76, the minutes will be published without showing the signatures of the shareholders.

Breno Rodrigo Pacheco de Oliveira – Chairman of the Meeting; Michelle Morkoski Landy – Secretary of the Meeting; Shareholders: Telefónica S.A.; Portelcom Participações S.A.; TBS Participações Ltda.

We hereby certify that this is a faithful copy of the minutes of the Special Shareholders Meeting, held on January 20, 2011, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira Chairman OAB/RS nº 45.479	Michelle Morkoski Landy Secretary OAB/SP n° 178.637

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 03, 2011

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.